SECURITIES AND EXCHANGE COMMISSIONS
                           Washington,  DC  20549

                               SCHEDULE 13D

                             (Amendment No. 3)

                 Under the Securities Exchange Act of 1934

                              ETZ LAVUD LIMITED
                                Name of Issuer

              Common Shares, Par Value N.I.S. 0.17 Per Share
                         Title of Class of Securities

                                 297882-10-2
                                 CUSIP Number


                            Mr. John V. Winfield
                           Chairman and President
                         The Intergroup Corporation
                   2121 Avenue of the Stars,  Suite 2020
                        Los Angeles, California 90067
                               (310) 556-1999
                 _________________________________________
                   Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications

                                  July 14, 1997
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]

CUSIP No. 297882-10-2		                 			(Page 2 of 8 Pages)

1.	Name of Reporting Person	         		Tax Identification Number
   	The Intergroup Corporation					     13-3293645
2.	Check the Appropriate Box if a Member of a Group
   	a.		X
	   b.
3.	SEC Use Only

4.	Source of Funds
   	WC

5.	Check if Disclosure of Legal Proceedings is Required
    pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
   	Delaware

Number of			                 	7.	Sole Voting Power
Shares				                       	110,400	Common Shares
Beneficially				                  26,000	Class A Common Shares
Owned by			                  	8. Shared Voting Power
Each 				                          none.
Reporting
Person				                     9.	Sole Dispositive Power
With					                         	110,400	Common Shares
						                             26,000	Class A Common Shares
					                         10.	Shared Dispositive Power
					                              	none.

11.	Aggregate Amount Beneficially Owned By Each Reporting Person
    	110,400	Common Shares
	     26,000	Class A Common Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
     Shares _________

13.	Percent of Class Represented by Amount in Row 11
	    6.1%	Common Shares
	    1.4%	Class A Common Shares
14.	Type of Reporting Person
    	CO

CUSIP No. 297882-10-2                    				(Page 3 of 8  Pages)
1.	Name of Reporting Person			           Tax Identification Number
   	John V. Winfield
2.	Check the Appropriate Box if a Member of a Group
   	a.		X
	   b.
3.	SEC Use Only

4.	Source of Funds
   	PF
5.	Check if Disclosure of Legal Proceedings is Required
   pursuant to Items 2(d) or 2(e) ________

6.	Citizenship or Place of Organization
   	United States of America

Number of 	                     	7.	Sole Voting Power
Shares			                           	75,500	Common Shares
Beneficially	 	                     	36,400	Class A Common Shares
Owned by			                      8.	Shared Voting Power
Each					                             none.
Reporting
Person		                         	9.	Sole Dispositive Power
With			                             		75,500	Common Shares
					                                 36,400	Class A Common Shares
		                             		10.	Shared Dispositive Power
					                                 4,500 Common Shares
    					                            12,900 Class A Common Shares
11. Aggregate Amount Beneficially Owned By Each Reporting Person
    	80,000	Common Shares
    	49,300	Class A Common Shares
12.	Check if the Aggregate Amount in Row 11 Excludes
	    Certain Shares __________
13.	Percent of Class Represented by Amount in Row 11
    	4.4%  Common Shares
	    2.7%  Class A Common Shares
14.	Type of Reporting Person
    	IN

                         AMENDMENT NO. 3 TO SCHEDULE 13D
                          OF THE INTERGROUP CORPORATION
                      REGARDING OWNERSHIP OF COMMON SHARES OF
                                 ETZ LAVUD LIMITED

		This Amendment No. 3 to Schedule 13D is being filed by The Intergroup Corporation ("Intergroup") and Mr. John Winfield to update information previously furnished. This Amendment reflects further acquisitions of Etz Lavud Limited's ("Etz
Lavud") Common Shares, par value NIS 0.17 per share, (the Shares) by Intergroup, Mr. Winfield and Mr. Winfield's relatives.
Although this filing has supplementally included Intergroup's and Mr. Winfield's beneficial ownership of Etz Lavud's Class A Common Shares, par value NIS 0.17 per share, in future filings this information will not be included regarding this separate class of Etz Lavud's securities unless the beneficial ownership exceeds 5% of this class of security.

	The following Items of this Schedule 13D are amended:

Item 3.	Source and Amount of Funds or Other Consideration.
All funds used in making purchases of the Stock were obtained from the working capital of Intergroup and the personal funds of Mr. Winfield and his relatives.

Item 5.	Interest in Securities of the Issuer.
(a) At the close of business on July 21, 1997, Intergroup beneficially owned 110,400 shares, or approximately 6.1% of the 1,803,750 outstanding Common Shares and 26,000 shares, or approximately 1.4% of the 1,803,750 Class A Common Shares of Etz Lavud; as reported by Etz Lavud in its Proxy Statement dated April 6, 1997.

At the close of business on July 21, 1997,  Mr.
Winfield beneficially owned 80,000 shares, or approximately 4.4% of the 1,803,750 outstanding Common Shares and 49,300 shares, Class A Common Shares of Etz Lavud; as reported by Etz Lavud in its Proxy Statement dated April 6, 1997.

(b) Intergroup has sole voting and investment power with respect to 110,400 Common Shares and 26,000 Class A Common
Shares disclosed in Item 5(a) above.

Mr. Winfield has sole voting and investment power with respect to 75,500 Common Shares and 36,400 Class A Common Shares disclosed in Item 5(a) above. 4,500 Common Shares are owned by Ms. Tamar Valenta, Mr. Winfield's sister, for which Mr. Winfield has shared dispositive power. 2,800 Class A Common Shares are owned by Ms. Tamar Valenta and 10,100 shares are owned by Mr. Frank Valenta, Mr. Winfield's father, for which Mr. Winfield has shared dispositive power. Mr. Winfield does not have shared voting power for either Ms. Tamar Valenta's or Mr. Frank Valenta's shares discussed above. Ms. Tamar Valenta's business address is The Intergroup Corporation, 2121 Avenue of the Stars, Suite 2020, Los Angeles, California. Mr. Frank Valenta's resides in Los Angeles, California, and he is retired. Both Ms. Tamar Valenta and Mr. Frank Valenta are U.S. citizens. During the last five years, to the best knowledge of Intergroup and Mr. Winfield, neither Ms. Tamar Valenta nor Mr. Frank Valenta, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(c) Information with respect to transactions effected in the past sixty (60) days by Intergroup or Mr. Winfield is set forth in Appendix I hereto.

(d) No person other than Intergroup, Mr. Winfield or
Mr. Winfield's relatives, with respect to each of their own shares, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by each.

(e) Not applicable.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	July 28, 1997

                         By: /s/ John V. Winfield
                            ----------------------
                     							John V. Winfield

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	 July 28, 1997


                       						THE INTERGROUP CORPORATION


                         			By: /s/ John V. Winfield
                                ---------------------
                          						John V. Winfield
                          						Chairman/President

                                APPENDIX I

The following table sets forth the trade date for each purchase and sale of Shares beneficially owned by Intergroup or Mr. Winfield, the number of shares purchased and sold in each such transaction and the price per share in each such transaction effected during the past 60 days. All the Shares were purchased in ordinary brokerage transactions effected on the American Exchange.

                  No. of Common
Trade Date        Shares Purchased      Price Per Share
Intergroup
July 14, 1997         4,000                  $7.00
July 17, 1997         1,900                  $7.12
July 21, 1997         4,500                  $7.38

Mr. Winfield
None.